EXHIBIT 99.1

Brookfield Wealth Solutions Announces Second Quarter Results and Declares Regular Quarterly Distribution

BROOKFIELD, NEWS, Aug. 08, 2024 (GLOBE NEWSWIRE) -- Brookfield Reinsurance (NYSE, TSX: BNRE, BNRE.A), soon to be renamed ‘Brookfield Wealth Solutions,’ today announced financial results for the quarter ended June 30, 2024.

Sachin Shah, CEO, stated, “We delivered strong operating results during the second quarter. With the closing of American Equity Life our asset base has doubled, our annuity sales are growing and we are well positioned for our next stage of growth.”

Unaudited As of and for the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Total assets	$130,533	$47,994	$130,533	$47,994
Adjusted equity[1]	11,384	5,047	11,384	5,047
Distributable operating earnings[1]	298	160	577	305
Net income	269	360	606	267
Net income per each class A and A-1 share	$0.08	$0.07	$0.16	$0.14
  See Non-GAAP and Performance Measures on page 7 and a reconciliation from net income and reconciliation from equity on page 6.

Highlights

  Completed the acquisition of American Equity Investment Life Holding Company (“AEL”) on May 2, 2024, and have since redeployed more than $3 billion of assets into Brookfield strategies
  Across our full portfolio, originated approximately $5 billion in proprietary investment strategies during the quarter at returns in excess of 8.5%
  Generated $3 billion of retail annuity sales, including approximately $1.3 billion of sales at AEL during our two months of ownership
  Closed 25 pension risk transfer transactions, representing over $450 million in premiums in the quarter

Operating Update

We recognized $298 million and $577 million of distributable operating earnings (“DOE”) for the three and six months ended June 30, 2024, compared to $160 million and $305 million in the prior year periods. The increase in earnings for the current period reflect contributions from our recent acquisitions, notably two months of ownership of AEL and a full period of Argo Group, which closed in late 2023. Additionally, our results reflect strong annuity sales and other premium growth from underwriting actions taken over the last twelve months. Lastly, we have benefitted from higher spread earnings on our existing business, driven by higher net investment income resulting from the progress made repositioning assets into higher yielding investment strategies.

We recorded net income of $269 million and $606 million for the three and six months ended June 30, 2024, compared to net income of $360 million and $267 million in the prior year periods. Net income in the current period is the result of strong operating performance and contributions from our DOE partially offset by transaction related costs associated with the acquisition of AEL. Additionally, the prior year period included unrealized mark to market gains on our investments and insurance reserves.

Today, we are in a strong liquidity position across the portfolio, with over $25 billion of cash and short-term liquid investments across our investment portfolios, and another $22 billion of long-term liquid investments. These liquid assets will facilitate the ongoing rotation of our investment portfolio into higher yielding investment strategies, while also continuing to ensure we have sufficient liquidity coverage for our liabilities in the case of any stress events across the broader market.

Update on Capital Structure and Name Change

At a meeting on July 22, 2024, our company’s shareholders approved bye-law amendments designed to simplify and enhance our capital structure, including a re-designation of our class A-1 exchangeable non-voting shares into class A shares of our company and related changes to the terms of the class A shares that will result in no shareholder having the power to vote more than 9.9% of the class A shares, regardless of economic ownership. The third amended and restated bye-laws will become effective on August 9, 2024, with the re-designation occurring on August 29, 2024. Holders of our company’s class A-1 shares do not need to take any action with respect to the re-designation. Once the re-designation is implemented, all previously held class A-1 shares will automatically be re-designated as class A shares and your holdings will be updated accordingly.

Shareholders also approved a resolution authorizing the change of our name from “Brookfield Reinsurance” to “Brookfield Wealth Solutions”. We expect that the name change will be effected on or about Friday, September 6, 2024 and that our class A will begin trading on the New York Stock Exchange and Toronto Stock Exchange under the symbol “BNT” at market open as of such date.

Regular Distribution Declaration

The Board declared a quarterly distribution of $0.08 per class A shares, class A-1 shares and class B shares, payable on September 27, 2024 to shareholders of record as at the close of business on September 12, 2024. This distribution is identical in amount per share and has the same payment date as the quarterly distribution announced today by Brookfield Corporation on the Brookfield Class A Shares. The re-designation will have no impact on the payment of the quarterly distribution, and investors who currently hold class A-1 shares do not need to take any action in order to receive the quarterly distribution.

Brookfield Corporation Operating Results

An investment in Class A shares of our company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in the Brookfield Class A Shares. A summary of Brookfield Corporation’s second quarter operating results is provided below:

Unaudited As of and for the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2024	2023	2024	2023
Net income attributable to Brookfield shareholders[1]	$43	$81	$1,074	$308
Net income (loss) of consolidated business[2]	(285)	1,512	3,403	2,696
Distributable earnings before realizations[1,3,4]	1,113	1,013	4,379	4,078
– Per Brookfield share[1,3,4]	0.71	0.64	2.77	2.56
Distributable earnings[1,3]	2,127	1,187	5,805	5,205
– Per Brookfield share[1,3]	1.35	0.75	3.67	3.26
  Excludes amounts attributable to non-controlling interests.
  Consolidated basis – includes amounts attributable to non-controlling interests.
  See Reconciliation of Net Income to Distributable Earnings on page 5 and Non-IFRS and Performance Measures section on page 8 of Brookfield Corporation’s press release dated August 8, 2024.
  Distributable earnings before realizations, including per share amounts, for the twelve months ended June 30, 2023 were adjusted for the special distribution of 25% of Brookfield’s asset management business on December 9, 2022. Prior to the adjustment, distributable earnings before realizations were $4.3 billion for the twelve months ended June 30, 2023.

Brookfield Corporation net income above is presented under IFRS. Given the economic equivalence, we expect that the market price of the Class A Shares of our company will be impacted significantly by the market price of the Brookfield Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review Brookfield’s letter to shareholders, supplemental information and its other continuous disclosure filings. Investors, analysts and other interested parties can access Brookfield Corporation’s disclosure on its website under the Reports & Filings section at bn.brookfield.com.

CONSOLIDATED BALANCE SHEETS

Unaudited		June 30		December 31
(US$ millions)		2024		2023
Assets
Cash and cash equivalents		$14,335		$4,308
Investments		85,117		39,838
Reinsurance recoverables and deposit assets		10,275		3,388
Reinsurance funds withheld		1,573		7,248
Accrued investment income		781		280
		112,081		55,062

Premiums due and other receivables		725		711
Deferred policy acquisition costs		10,539		2,468
Deferred tax asset		700		432
Other assets		5,222		1,781
Separate account assets		1,266		1,189
Total assets		130,533		61,643

Liabilities and equity
Policy and contract claims		7,397		7,288
Future policy benefits		10,920		9,813
Policyholders’ account balances		80,489		24,939
Deposit liabilities		1,546		1,577
Market risk benefits		3,276		89
Unearned premium reserve		2,037		2,056
		105,665		45,762

Other policyholder funds		343		335
Due to related parties		734		564
Notes payable		657		174
Corporate borrowings		1,615		1,706
Subsidiary borrowings		2,846		1,863
Funds withheld for reinsurance liabilities		3,526		83
Other liabilities		2,115		1,118
Separate account liabilities		1,266		1,189

Junior preferred shares		2,751		2,694
Non-controlling interest	848		146
Class A, class A-1 and class B	1,591		1,591
Class C	6,576	9,015	4,418	6,155
Total liabilities and equity		$130,533		$61,643

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended June 30 US$ millions	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Net premiums and other policy revenue	$1,716	$1,202	$3,359	$2,099
Net investment income, including funds withheld	1,162	517	1,832	975
Net investment gains (losses), including funds withheld	24	255	196	75
Total revenues	2,902	1,974	5,387	3,149

Benefits and claims paid on insurance contracts	(1,515)	(1,133)	(2,929)	(1,875)
Interest sensitive contract benefits	(422)	(156)	(607)	(243)
Amortization of deferred policy acquisition costs	(276)	(185)	(501)	(332)
Changes in fair value of insurance-related derivatives and embedded derivatives	13	30	57	(39)
Changes in fair value of market risk benefits	(168)	14	(199)	8
Other reinsurance expenses	(7)	30	(14)	36
Operating expenses	(461)	(141)	(694)	(315)
Interest expense	(95)	(60)	(167)	(120)
Total benefits and expenses	(2,931)	(1,601)	(5,054)	(2,880)
Net income before income taxes	(29)	373	333	269
Income tax recovery (expense)	298	(13)	273	(2)
Net income for the period	$269	$360	$606	$267

Attributable to:
Class A, class A-1 and class B shareholders[1]	$3	$1	$6	$2
Class C shareholder	261	362	593	263
Non-controlling interest	5	(3)	7	2
	$269	$360	$606	$267
  Class A and A-1 shares receive distributions at the same amount per share as the cash dividends paid on each Brookfield Class A Share.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE OPERATING EARNINGS

Unaudited For the periods ended June 30 US$ millions	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Net income	$269	$360	$606	$267
Unrealized net investment gains, including funds withheld	(24)	(255)	(196)	(75)
Mark-to-market on insurance contracts and other net assets	225	34	290	96
	470	139	700	288
Deferred income tax (recovery) expense	(343)	11	(328)	(2)
Transaction costs	137	5	149	9
Depreciation	34	5	56	10
Distributable operating earnings[1]	$298	$160	$577	$305

RECONCILIATION OF EQUITY TO ADJUSTED EQUITY

Unaudited As of June 30 US$ millions	2024	2023
Equity	$9,015	$1,911
Add:
Accumulated other comprehensive (income) loss	(382)	501
Junior preferred shares	2,751	2,635
Adjusted equity[1]	$11,384	$5,047
  Non-GAAP measure - see Non-GAAP and Performance Measures on page 7.

Additional Information

Brookfield Reinsurance was established on December 10, 2020 by Brookfield and on June 28, 2021 Brookfield completed the spin-off of the company, which was effected by way of a special dividend, to holders of Brookfield's Class A and B Shares. The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended June 30, 2024, which have been prepared using generally accepted accounting principles in the United States of America (“US GAAP” or “GAAP”).

Brookfield Reinsurance’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our distributions can be found on our website under Stock & Distributions/Distribution History.

Brookfield Reinsurance Ltd. (NYSE, TSX: BNRE, BNRE.A) is a leading wealth solutions provider, focused on securing the financial futures of individuals and institutions through a range of wealth protection and retirement services, and tailored capital solutions. Each class A exchangeable limited voting share and each class A-1 exchangeable non-voting share of Brookfield Reinsurance are exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation (NYSE, TSX: BN). For more information, please visit our website at bnre.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Schneider Tel: (416) 369-3358 Email: rachel.schneider@brookfield.com

Non-GAAP and Performance Measures

This news release and accompanying financial statements are based on US GAAP, unless otherwise noted.

We make reference to Distributable operating earnings. We define distributable operating earnings as net income excluding the impact of depreciation and amortization, deferred income taxes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits, and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and our share of adjusted earnings from our investments in certain associates. Distributable operating earnings is a measure of operating performance. We use distributable operating earnings to assess our operating results. We also make reference to Adjusted equity. Adjusted equity represents the total economic equity of our Company through its Class A, A-1, B and C shares, excluding Accumulated other comprehensive income, and the Junior preferred shares issued by our Company. We use adjusted equity to assess our return on our equity.

We provide additional information on key terms and non-GAAP measures in our filings available at bnre.brookfield.com.

Notice to Readers

Brookfield Reinsurance is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Reinsurance, Brookfield Corporation and their respective subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. Particularly, statements regarding the AEL transaction, and benefits thereof, future capital markets initiatives, including statements relating to the redeployment of capital into higher yielding investments and Brookfield Reinsurance’s balance sheet initiatives constitute forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the future state of the economy or the securities market and expected future deployment of capital and financial earnings. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Reinsurance or Brookfield Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and the related global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and other alternatives, including credits; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield Reinsurance undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Reinsurance believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Reinsurance does not make any representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.